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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUNES SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 QUEENS FOLLY ROAD
(No. and Street)

HILTON HEAD ISLAND (City) SC (State) 29928 (Zip Code)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT + HOLLAND LLP
(Name – *if individual, state last, first, middle name*)

PO DRAWER 5667 (Address) HILTON HEAD ISLAND (City) SC (State) 29938 (Zip Code)


RECEIVED
FEB 28 2007
WASH. D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD B. DOWASCHINSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUNES SECURITIES CORPORATION, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public MY COMMISSION EXPIRES SEPT. 23, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNES SECURITIES CORPORATION

Financial Statements
for the year ended
December 31, 2006

DUNES SECURITIES CORPORATION

Contents


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Certified Public Accountants

The Board of Directors
Dunes Securities Corporation
Hilton Head Island, South Carolina

We have audited the accompanying balance sheet of Dunes Securities Incorporated as of December 31, 2006 and the related statements of income, changes in stockholders' equity, changes in retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Dunes Securities Incorporated, as of December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion based on our audit, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry Bekaert - Holland L.L.P.

Hilton Head Island, South Carolina
February 20, 2007

DUNES SECURITIES CORPORATION

Balance Sheet

December 31, 2006

Assets		
Cash-unrestricted	$	32,371
Receivables		12,450
Unamortized organization costs		1,252
Total assets	$	46,073
Liabilities and stockholders equity		
Liabilities		
Commissions payable	$	1,245
Total liabilities		1,245
Stockholder's equity		
Common stock, no par value, authorized 100,000 shares, issued and outstanding 25,000 shares		25,000
Additional paid in capital		6,160
Retained earnings		13,668
Total stockholder's equity		44,828
Total liabilities and stockholders equity	$	46,073

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statements of Income

For the year ended December 31, 2006

Revenues		
Commissions	$	30,700
Other		372
Total revenues		31,072
Expenses		
Bank charges		750
Commissions and fees		15,350
Insurance		364
Regulatory fees and assessments		7,143
Office expenses		600
Legal and professional		1,000
Rent		600
Amortization		627
Total expenses		26,434
Net income	$	4,638

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2006

	Number Of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at January 1, 2006	25,000	$ 25,000	$ 6,160	$ 9,030
Net income	-	-	-	4,638
Balance at December 31, 2006	25,000	$ 25,000	$ 6,160	$ 13,668

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statements of Cash Flows

For the year ended December 31, 2006

Cash flow from operating activities:		
Net income	$	4,638
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization		627
Changes in assets and liabilities		
Receivables		(12,450)
Commissions payable		1,245
Net cash flow used by operating activities		(5,940)
Net decrease in cash		(5,940)
Cash and cash equivalents at beginning of year		38,311
Cash and cash equivalents at end of year	$	32,371

See notes to financial statements.

DUNES SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2006

Note 1-Organization

Dunes Securities Corporation (the "Company") is a registered securities broker/dealer primarily engaged as agent for buyers and sellers of Hilton Oceanfront Resort Condominium units with all proceeds of sale or purchase deposited or paid from an escrow account maintained by Regions Bank as fiduciary agent/custodian. The Company is a member of the National Association of Securities Dealers, Inc. (the "NASD").

Note 2-Summary of significant accounting policies

Commission income
Commission income is recorded when transactions are completed and funds are distributed at the closing of the respective condominium unit

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents and concentration of credit risks
The Corporation considers its investments with an original maturity of three months or less to be cash equivalents. The Corporation maintains its cash in bank deposit accounts which, at times, may exceed FDIC insurance limits. Restricted cash balances represent amounts held as refundable deposits, cash for future major repairs and replacements, and other amounts held in escrow.

Income taxes
The Company has elected to be taxed under Subchapter "S" of the Internal revenue code. As such, the taxable income or loss is passed through directly to the shareholders. Accordingly, there is no income tax provision or benefit recorded in the accompanying financial statements.

DUNES SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2006

Note 3-Regulatory Matters

As a broker dealer, the Company is subject to the minimum net capital requirements adopted and administered by the Securities and Exchange Commission ("SEC"). At December 31, 2006, the Company had net capital, as defined by the SEC, of $31,126.

DUNES SECURITIES CORPORATION

Computation of Net Capital, Per Uniform Capital Rule

December 31, 2006

Computation of Net Capital		
Credits		
Total stockholder's equity	$	44,828
Debits		
Receivables		(12,450)
Unamortized organization costs		(1,252)
Total debits		(13,702)
Net capital before haircuts		31,126
Haircuts		-
Net capital		31,126
Computation of Basic Net Capital Requirements		
Net capital requirement		5,000
Excess Capital		26,126
Ten percent of aggregate indebtedness		-
Excess Net Capital	$	26,126

DUNES SECURITIES CORPORATION

Reconciliation of The Focus Report To Stockholder's Equity

December 31, 2006

Stockholder's Equity		
Per the unaudited Focus Report	$	44,828
Reconciling items		-
Per the audited financial statements	$	44,828

END